Exhibit 12.1
Time Warner Inc.
Computation of Ratio of Earnings to Fixed Charges
($s in millions)

	Year Ended December 31,
Earnings:	2009	2008	2007	2006	2005
Net Income (Loss) from continuing operations before income taxes, discontinued operations and cumulative effect of accounting change	$3,283	$(4,397)	$2,746	$3,165	$389
Interest expense(2)(3)	1,511	2,463	2,509	1,969	1,620
Amortization of capitalized interest	2	3	2	1	1
Portion of rents representative of an interest factor(4)	180	235	239	238	203
Adjustment for equity earnings or losses of investee companies, net of cash distributions	68	27	49	62	29

Total earnings (loss)	$5,044	$(1,669)	$5,545	$5,435	$2,242

Fixed Charges:
Interest expense(2)(3)	$1,511	$2,463	$2,509	$1,969	$1,620
Capitalized interest(5)	1	1	15	17	10
Portion of rents representative of an interest factor(4)	180	235	239	238	203

Total fixed charges	$1,692	$2,699	$2,763	$2,224	$1,833

Ratio of earnings to fixed charges	3.0x	— (1)	2.0x	2.4x	1.2x

(1)	Time Warner Inc.’s earnings were insufficient to cover its fixed charges by $4.368 billion for the year ended December 31, 2008. Net loss from continuing operations before income taxes and discontinued operations for 2008 includes $7.139 billion of noncash impairments related to goodwill and identifiable intangible assets at the Publishing segment.

(2)	Earnings and fixed charges exclude accrued interest on uncertain tax positions which is included in income tax expense.

(3)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, amounts include $218 million, $970 million, $916 million, $593 million and $322 million, respectively, related to discontinued operations.

(4)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, amounts include $29 million, $78 million, $80 million, $67 million and $51 million, respectively, related to discontinued operations.

(5)	For the years ended December 31, 2009, 2008, 2007, 2006 and 2005, amounts include $0 million, $1 million, $5 million, $2 million and $1 million, respectively, related to discontinued operations.